For immediate release	Exhibit No. 99.1

FAIRMONT BOARD WILL REVIEW AND
MAKE RECOMMENDATION ON ICAHN’S PARTIAL TAKEOVER BID

TORONTO, December 9, 2005 -Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today said that its Board of Directors, consistent with the Board’s fiduciary duties, would review and make a recommendation on Icahn Partners LP and Icahn Partners Master Fund LP’s partial takeover bid for control of up to 51% of the outstanding common shares of the Company. Fairmont's Board has been actively engaged in a process of reviewing prudent options for enhancing value for Fairmont shareholders. The Board strongly urges Fairmont shareholders not to tender any shares to the bid pending the Company’s recommendation.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Investors
Emma Thompson
Investor Relations
Fairmont Hotels & Resorts Inc.
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmontinvestor.com

U.S. Media
Daniel Gagnier
Citigate Sard Verbinnen
Tel: 212.687.8080
Email: dgagnier@sardverb.com
Website: www.sardverb.com

Canadian Media
Bruce MacLellan
Environics Communications Inc.
Tel: 416.969.2727
Email: bmaclellan@environicspr.com
Website: www.environicspr.com